Exhibit 99.4

SEAWELL LIMITED - notice of special general meeting of the shareholders

Hamilton, Bermuda (April 28, 2011)

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Seawell Limited (the "Company") will be held on May 16, 2011 at 10:00 am at Fourth Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda for the following purpose:

To  approve the  change of  name of  the Company  from Seawell Limited to Archer Limited.

The  Board of Directors of the Company have proposed and recommend the change of name  of the Company  (in connect with  the recent acquisition of Allis-Chalmers and subsequent rebranding of the integrated company).

By Order of the Board of Directors

Georgina E. Sousa
Company Secretary

Dated:  April 14, 2011

Notes:

1.        The Board of Directors has fixed the close of business on April 15, 2011, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.         No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.         A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above.

4.         The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.
Seawell Limited (the "Company")

Form of Proxy for use at the Special General Meeting to be held on May 16, 2011

I/We ............................................

Of ................................................

being (a) holder(s) of .....................	Ordinary Shares of $2.00 each of the above-
named

Company hereby appoint the duly appointed Chairman of the meeting or ............ to act as my/our proxy at the Special General Meeting of the Company to be held on May 16, 2011 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without  specific direction, the proxy will vote or abstain at his discretion.

Resolution	For /Against

To approve  the change of name of the Company from Seawell Limited to Archer Limited

Date ..............	Signature ..................

Notes:
1.         A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.

2.        Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.

3.        In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.        In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.

5.        If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.        This proxy should be completed and sent to one of the following addresses, as appropriate, by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

Nordea Bank Norge ASA
Issuer Services

PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 22 48 49 90/ +47 22 48 63 49

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.